UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 6)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Alder BioPharmaceuticals, Inc.

(Name of Subject Company)

Alder BioPharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

014339105

(CUSIP Number of Class of Securities)

James B. Bucher

Executive Vice President and General Counsel

11804 North Creek Parkway South

Bothell, Washington 98011

(425) 205-2900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Alder BioPharmaceuticals, Inc. (“Alder”) with the Securities and Exchange Commission (the “SEC”) on September 23, 2019, relating to the tender offer by Violet Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company (“Payor”) and a wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab (“Lundbeck”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), other than Excluded Shares (as defined in the Agreement and Plan of Merger, dated September 16, 2019, among Alder, Lundbeck, Purchaser and Payor), of Alder for a purchase price of (i) $18.00 per Share, net to the seller in cash, without interest, plus (ii) one (1) contingent value right per Share, which represents the right to receive $2.00 per Share, net to the seller in cash, without interest, at the time provided in the Contingent Value Rights Agreement, and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Lundbeck, Payor and Purchaser with the SEC on September 23, 2019 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by adding the following sentence to the end of the second paragraph under the heading “— Foreign Regulatory Filings in Germany and Austria” on page 45 of this Schedule 14D-9:

On October 16, 2019, the FCA provided a confirmation of clearance with respect to the Offer and the Merger. Accordingly, the portion of the Offer Conditions relating to the Austrian antitrust approval is satisfied.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2019	Alder BioPharmaceuticals, Inc.

	By:	/s/ James B. Bucher
	Name:	James B. Bucher
	Title:	Executive Vice President and General Counsel